EXHIBIT 24.2

Power of Attorney

Each of the undersigned, Mr J.H.H. de Mol, Stichting Administratiekantoor Talpa Beheer and Talpa Beheer B.V. (the “Grantors”), hereby grant a power of attorney to Cyrte Investments B.V. (the “Attorney”), with right of substitution:

1.               to execute on behalf and in the name of the Grantors any notification documents relating to the direct or indirect holding of shares and/or voting rights in listed companies (such as pursuant to the Dutch Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996 and similar regulations in other jurisdictions);

2.               and furthermore in general to do all things as the Attorney may reasonably deem appropriate, requisite or proper in connection with the foregoing.

Each of the Grantors will indemnify the Attorney against all losses, damages, costs and expenses (including legal fees) incurred by the Attorney in connection with its exercise of any power, right or discretion conferred under this power of attorney.

This power of attorney shall be governed by the laws of the Netherlands. This power of attorney shall be valid for an indefinite period of time. Each of the Grantors is at all times entitled to revoke this power of attorney (to the extent it relates to such Grantor).

30 July 2006

/s/ J.H.H. de Mol

J.H.H. de Mol

•                  on behalf of himself

•                  as managing director on behalf of F.J. Stiching Administratiekantoor Talpa Beheer

•                  as managing director on behalf of Talpa Beheer B.V.

/s/ F.J. Botman